FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of September, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  T  Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

China Netcom Group Corporation (Hong Kong) Limited
 Building C, No. 156, Fuxingmennei Avenue
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on issue of commercial paper by China Netcom (Group) Company Limited, a wholly owned subsidiary of China Netcom Group Corporation (Hong Kong) Limited (the “Registrant”), made by the Registrant in English on September 19, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By  /s/ Li Fushen

By  /s/ Mok Kam Wan

Name:       Li Fushen and Mok Kam Wan

Title:          Joint Company Secretaries

Date: September 19, 2007

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 906)

Issue of Commercial Paper

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

China Netcom (Group) Company Limited, a wholly owned subsidiary of China Netcom Group Corporation (Hong Kong) Limited, completed the issue of the second tranche of commercial paper of an amount of RMB10 billion for the year 2007.

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Reference is made to the announcement made by China Netcom Group Corporation (Hong Kong) Limited (the “Company”) on 13 September 2007. The Company announces that China Netcom (Group) Company Limited, a wholly owned subsidiary of the Company, completed the issue of the second tranche of commercial paper of an amount of RMB10 billion on 18 September 2007, with a maturity period of 270 days at an interest rate of 3.93% and with interests accruing from 19 September 2007.

By Order of the Board CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED Zhang Chunjiang Chairman

Hong Kong, 19 September 2007

As at the date of this announcement, the board of directors of the Company comprises Mr. Zhang Chunjiang, Mr. Zuo Xunsheng, Ms. Li Jianguo, Mr. Zhang Xiaotie and Mr. Li Fushen as executive directors, Mr. Yan Yixun, Mr. José María Álvarez-Pallete, and Mr. Mauricio Sartorius as non-executive directors, and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors.